UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38712

Pintec Technology Holdings Limited

(Exact name of registrant as specified in its charter)

9/F Heng An Building

No. 17, East 3rd Ring Road

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PINTEC Announces Changes in Management

Mr. Steven Yuan Ning Sim has tendered his resignation as the chief financial officer of Pintec Technology Holdings Limited (“PINTEC” or the “Company”). Mr. Sim’s resignation was due to personal reasons, and did not result from any disagreement with the Company, its management, board of directors (the “Board”) or any committee of the Board, on any matter relating to the Company’s operations, policies or practices. The Board has accepted Mr. Sim’s resignation on August 12, 2021 and appointed Mr. Victor Huike Li, director and chief executive officer of the Company, as its acting chief financial officer until a suitable candidate for chief financial officer is identified. Mr. Sim will continue to advise the Company during the transition period following his resignation.

“On behalf of the board of directors and management, I would like to thank Mr. Sim for all his contributions to the Company and wish him the very best in the future,” commented Mr. Victor Huike Li, director and chief executive officer of the Company.

Safe Harbor Statement

This current report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, quotations from management and the Company’s strategic and operational plans. the Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this current report is as of the date of this current report, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

Date: August 13, 2021	By:	/s/ Victor Huike Li
	Name:	Victor Huike Li
	Title:	Director and Chief Executive Officer